ENDORSEMENT APPLICABLE TO
                        [12] MONTH DOLLAR COST AVERAGING


This endorsement is part of your Contract/Certificate, and the same definitions apply to the capitalized terms used herein. The benefit described in this endorsement is subject to all the terms contained in your Contract/Certificate, except as modified below.

In this endorsement, "we", "our", and "us" means Equitable Life Assurance Society of the United States and "you" and "your" means the Owner.

[12] MONTH DOLLAR COST AVERAGING PROGRAM

You may elect to participate in the [12] Month Dollar Cost Averaging Program at any time subject to the Contribution Limits described in the Data Pages of this Contract. [If you elect to participate in the [12] Month Dollar Cost Averaging Program at the time of application to purchase this Contract, you must allocate your entire initial contribution to the [EQ/Alliance Money Market option].] The minimum initial amount that you may allocate to the [12] Month Dollar Cost Averaging Program is [$2,000]. You may elect to make subsequent contributions to an existing [12] Month Dollar Cost Averaging Program. The minimum subsequent contribution amount that may be made to an existing program is [$250]. Amounts will be transferred [monthly] over a [twelve month] period from the [EQ/Alliance Money Market option] to the other Investment Options based on the percentages you selected at the start of the [12] Month Dollar Cost Averaging Program. Subsequent contributions to an existing [12] Month Dollar Cost Averaging Program will not extend the expiration date of that program.

You may have only one dollar cost averaging program in effect at any given time. At the expiration of the [12] Month Dollar Cost Averaging Program, you may start a new program.

Under the [12] Month Dollar Cost Averaging Program, we will not deduct the mortality and expense risks, administrative, and distribution charges from assets in the [EQ/Alliance Money Market option].

TRANSFER RULES

You may not transfer Annuity Account Value into the [12] Month Dollar Cost Averaging Program. Any request by you to transfer amounts out of the [EQ/Alliance Money Market option], other than your regularly scheduled transfers to the Investment Options as part of the [12] Month Dollar Cost Averaging Program, will terminate that [12] Month Dollar Cost Averaging Program. Any amount remaining in the [EQ/Alliance Money Market option] after such a transfer will be transferred to your other Investment Options according to your then current allocation instructions.

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EFFECT OF WITHDRAWALS

Any withdrawal from the [EQ/Alliance Money Market option] while participating in the [12] Month Dollar Cost Averaging Program will terminate that [12] Month Dollar Cost Averaging Program. Any amounts remaining in the [EQ/Alliance Money Market option] after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES





/s/ Christopher M. Condron                           /s/ Pauline Sherman
------------------------------------                 ---------------------------
Chairman and Chief Executive Officer                 Senior Vice President,
                                                     Secretary and
                                                     Associate General Counsel




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